UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 1)

Contango ORE, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

210777F100
(CUSIP Number)

Rick Van Nieuwenhuyse c/o Contango ORE, Inc. 3700 Buffalo Speedway, Suite 925 Houston, Texas 77098 (713) 877-1311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210777F100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
Rick Van Nieuwenhuyse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
	7	SOLE VOTING POWER
561,721 shares of Common Stock*
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH		0 shares of Common Stock
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER
354,221 shares of Common Stock**
	10	SHARED DISPOSITIVE POWER
0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
561,721 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.68%***
14	TYPE OF REPORTING PERSON
IN

* Includes (i) 100,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of Contango ORE, Inc., a Delaware corporation (the “Issuer”), issuable upon the exercise of vested stock options held directly by the reporting person (the “Stock Options”) and (ii) 207,500 restricted shares of Common Stock held by the reporting person.

** Includes the Stock Options held by the reporting person.

*** Percentage of class calculated based on 7,317,368 total outstanding shares of Common Stock, consisting of (i) 7,217,368 total outstanding shares of Common Stock as of February 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on February 6, 2023, plus (ii) 100,000 shares of Common Stock issuable upon the exercise of the Stock Options.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) supplements and amends the Statement on Schedule 13D filed on December 21, 2020 (collectively, the “Schedule 13D”). Capitalized terms used without definitions in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D. Responses to each item of this Amendment No. 1 are incorporated by reference into the response to each other item, as applicable.

Item 3.                                        Source and Amount of Funds or Other Consideration

Item 3 is supplemented and amended as follows:

Equity Awards

On January 6, 2021, the reporting person forfeited 15,183 shares of restricted stock owned by him with a vesting date of January 6, 2021 at price of $16.51 per share, in order to satisfy tax obligations.

On November 11, 2021, the Board of Directors (the “Board”) of the Issuer granted to the reporting person 55,000 shares of restricted stock under the Contango ORE, Inc. Amended and Restated 2010 Equity Compensation Plan (as amended, from time to time, the “2010 Equity Compensation Plan”), subject to the terms of a Restricted Stock Award Agreement. The shares represented a grant of restricted stock which vest on January 15, 2024, subject to acceleration upon a change of control of the Issuer. On November 11, 2021, the Board approved a grant of 15,000 shares of restricted stock to the reporting person that were issued to him on January 15, 2022 in conjunction with the Contango ORE, Inc. Short Term Incentive Plan, subject to the terms of a Restricted Stock Award Agreement. The shares represented a grant of restricted stock which vest on January 15, 2023, subject to acceleration upon a change of control of the Issuer.

On January 1, 2022, the reporting person forfeited 9,476 shares of restricted stock with a vesting date of January 1, 2022 at price of $25.60 per share, in order to satisfy tax obligations.

On January 6, 2022, the reporting person forfeited 14,756 shares of restricted with a vesting date of January 6, 2022 at price of $25.50 per share, in order to satisfy tax obligations.

On December 16, 2022, the Issuer cancelled 75,000 shares of restricted stock owned by the reporting person, originally issued on December 11, 2020 with a vesting date of January 1, 2023. On the same day, the Board granted the reporting person 93,750 shares of restricted stock under the 2010 Equity Compensation Plan, subject to the terms of a Restricted Stock Award Agreement. The shares represented a grant of restricted stock which vest on January 15, 2025, subject to acceleration upon a change of control of the Issuer.

On December 16, 2022, the Issuer cancelled 15,000 shares of restricted stock owned by the reporting person, originally issued on January 15, 2022 with a vesting date of January 1, 2023. On the same day, the Board granted the reporting person 18,750 shares of restricted stock under the 2010 Equity Compensation Plan, subject to the terms of a Restricted Stock Award Agreement. The shares represented a grant of restricted stock which vest on January 15, 2025, subject to acceleration upon a change of control of the Issuer.

On February 7, 2023, the Board granted the reporting person 40,000 shares of restricted stock under the 2010 Equity Compensation Plan, subject to the terms of a Restricted Stock Award Agreement. The shares represented a grant of restricted stock which vest on January 15, 2025, subject to acceleration upon a change of control of the Issuer.

Private Placement

On June 18, 2021, the reporting person purchased 47,619 shares of Common Stock as part of a private placement offering of the Issuer at $21.00 per share.

Market Transactions

On May 24, 2022, the reporting person purchased 881 shares of Common Stock at a price of $22.20 per share.

On May 27, 2022, and May 31, 2022, the reporting person purchased collectively 149 shares of Common Stock at a price of $22.20 per share.

On May 31, 2022, the reporting person purchased 77 shares of Common Stock at a price of $22.17 per share.

On June 3, 2022, the reporting person purchased 46 shares of Common Stock at a price of $22.16 per share.

On June 3, 2022, the reporting person purchased 100 shares of Common Stock at a price of $22.20 per share.

On June 3, 2022, the reporting person purchased 23 shares of Common Stock at a price of $23.20 per share.

On June 6, 2022, the reporting person purchased 157 shares of Common Stock at a price of $22.20 per share.

On June 7, 2022, the reporting person purchased 157 shares of Common Stock at a price of $22.22 per share.

On June 8, 2022, the reporting person purchased 89 shares of Common Stock at a price of $22.24 per share.

On June 8, 2022, the reporting person purchased 68 shares of Common Stock at a price of $22.25 per share.

On June 10, 2022, the reporting person purchased 100 shares of Common Stock at a price of $22.22 per share.

On June 10, 2022, the reporting person purchased 57 shares of Common Stock at a price of $22.20 per share.

On June 14, 2022, the reporting person purchased 154 shares of Common Stock at a price of $21.90 per share.

On June 15, 2022, the reporting person purchased 100 shares of Common Stock at a price of $22.02 per share.

On June 15, 2022, the reporting person purchased 54 shares of Common Stock at a price of $22.10 per share.

Item 5.                                        Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)  The Reporting Person beneficially owns, or has the right to acquire within sixty days of this Schedule 13D beneficial ownership of, an aggregate of 561,721 shares of Common Stock of the Issuer, representing approximately 7.68% of all outstanding shares of Common Stock. The percentage of this Item 5 is based on 6,317,368 total outstanding shares of Common Stock, consisting of (i) 7,217,368 total outstanding shares of Common Stock as of February 6, 2023, as reported in Contango ORE, Inc.’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2022, filed with the SEC on February 6, 2023, plus (ii) 100,000 shares of Common Stock issuable upon the exercise of the Stock Options.

(b)  The Reporting Person has sole power to vote and direct the vote of 561,721 shares of Common Stock reported herein and the sole power to dispose and direct the disposition of 354,221 shares of Common Stock reported herein.

(c)  There have been no reportable transactions with respect to the Common Stock of the Issuer within the last sixty days by the Reporting Person, except as follows:

●
On February 7, 2023, the Board granted the reporting person 40,000 shares of restricted stock under the 2010 Equity Compensation Plan, subject to the terms of a Restricted Stock Award Agreement. The shares represented a grant of restricted stock which vest on January 15, 2025, subject to acceleration upon a change of control of the Issuer.

(d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2023	RICK VAN NIEUWENHUYSE

/s/ Rick Van Nieuwenhuyse